OCTuS Inc.
Suite 472 APDO 0832-2745
World Trade Center
Republic of Panama

April 24, 2008

AS FILED ON EDGAR AND
VIA REGULAR U.S. MAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561

Attn:  Ethan Horowitz

Re:        OCTuS, Inc., a Nevada corporation
Item 4.01 Form 8-K
Filed March 31, 2008
File 000-21092

  Dear Mr. Horowitz:

On behalf of OCTuS, Inc., a Nevada corporation (“Company”), please be informed that the undersigned has received and read your letter dated April 18, 2008, with regard to the amendments to the Company’s Current Report on Form 8-K (“Form 8-K”) pertaining to Item 4.01, as filed with the Securities and Exchange Commission (the “Commission”).  Please be advised that the Company has filed an amendment attaching the required exhibit.

The Company acknowledges herewith, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at the telephone number given above.

Your assistance in this matter is greatly appreciated.  Thank you.

Sincerely,

/s/ David S. Pere
David S. Pere, President OCTuS, Inc.